1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                              No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing Company Limited
For the month of February 2008
This is to report 1) the changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of Feb. 2008.
1) The changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

			Number of
		Number of shares	shares held as of
		held as of January	February 29,
Title	Name	31, 2008	2008	Changes
Vice Chairman	F. C. Tseng	36,742,589	36,602,589	-140,000
Senior Vice President	Stephen T. Tso	14,322,599	14,262,599	-60,000
Senior Vice President	C.C. Wei	8,161,114	8,044,114	-117,000
Senior Vice President	Mark Liu	12,231,439	12,181,439	-50,000
Vice President	M. C. Tzeng	7,120,682	7,057,682	-63,000
Vice President & General Counsel	Richard Thurston	3,750,833	3,360,833	-390,000
Vice President & Chief Financial Officer	Loro Ho	5,751,674	5,681,674	-70,000
Vice President	Jason C.S. Chen	1,847,270	1,782,270	-65,000
Vice President	Fu-Chieh Hsu	1,440,874	1,350,874	-90,000
Vice President	Wei-Jen Lo	2,125,378	2,095,378	-30,000
Vice President	Yuan-Chen Sun	5,180,698	5,070,698	-110,000
Senior Director	L.C. Tu	8,753,786	8,732,786	-21,000

2)	The pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares

		Date of clear of	Accumulated number of common shares
Title	Name	pledge	pledged as of February 29, 2008
Vice President & General Counsel	Richard Thurston	2/14/2008	640,000

3)	The acquisition of assets:

Description of assets	Purchase price
Manufacturing Equipment	NT$4,623,721,287
Facility and engineering equipment	NT$504,118,247

4)	The disposition of assets None

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: March 20, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer